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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
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                                 SCHEDULE 14D-9

              SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION
                                    14(d)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                            ------------------------

                           THERMEDICS DETECTION INC.
                           (NAME OF SUBJECT COMPANY)

                           THERMEDICS DETECTION INC.
                      (NAME OF PERSON(S) FILING STATEMENT)

                    COMMON STOCK, $0.10 PAR VALUE PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                            ------------------------

                               CUSIP 88355 E 10 5
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

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                            SANDRA L. LAMBERT, CLERK
                           THERMEDICS DETECTION INC.
                                81 WYMAN STREET
                                 P.O. BOX 9046
                       WALTHAM, MASSACHUSETTS 02454-9046
                                 (781) 622-1000
      (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
    NOTICES AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                                WITH COPIES TO:

      Seth H. Hoogasian, General Counsel                   David E. Redlick, Esq.
         Thermo Electron Corporation                         Hale and Dorr LLP
               81 Wyman Street                                60 State Street
                P.O. Box 9046                           Boston, Massachusetts 02109
      Waltham, Massachusetts 02454-9046                        (617) 526-6000
                (781) 622-1000

                            ------------------------

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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ITEM 1.  SUBJECT COMPANY INFORMATION.

     (a) Name and Address.

     The name of the subject company is Thermedics Detection Inc. (the "Company"). The address of the principal executive offices of the Company is 200 Mill Road, Chelmsford, Massachusetts 01824, and the telephone number of the Company is (781) 622-1000.

     (b) Securities.

     The title of the class of equity securities to which this Schedule 14D-9 relates is the Company's Common Stock, $0.10 par value per share (the "Shares"). As of January 28, 2000, there were 19,316,684 Shares outstanding and 1,009,413 Shares reserved for issuance pursuant to options outstanding under the Company's stock option plans.

ITEM 2.  IDENTITY AND BACKGROUND OF FILING PERSON.

     (a) Name and Address.

     The Company is the filing person. The Company's address and telephone number are set forth in Item 1 above.

     (d) The Tender Offer.

     This Schedule 14D-9 relates to a tender offer (the "Offer") by Detection Acquisition, Inc. ("Detection Acquisition"), a Delaware corporation, which was publicly disclosed in a Tender Offer Statement on Schedule TO, dated March 10, 2000. In the Offer, Detection Acquisition is offering to purchase all of the outstanding Shares that are not owned by Thermo Electron Corporation, a Delaware corporation ("Thermo Electron"), and its subsidiaries at a price of $8.00 in cash per Share (the "Offer Price"). The Offer is being made upon the terms and conditions set forth in the Offer to Purchase, dated March 10, 2000 (the "Offer to Purchase"), and the related Letter of Transmittal. Detection Acquisition is a wholly-owned subsidiary of Corpak Inc., a Massachusetts corporation ("Corpak"). Corpak is a wholly-owned subsidiary of Thermedics Inc., a Massachusetts corporation ("Thermedics"). Thermedics is a majority-owned subsidiary of Thermo Electron. As of January 28, 2000, Thermo Electron and its subsidiaries owned an aggregate of 17,180,198 Shares, or approximately 88.9% of the Shares outstanding on such date.

     The address of the principal executive offices of each of Thermo Electron, Corpak and the Detection Acquisition is 81 Wyman Street, P.O. Box 9046, Waltham, Massachusetts 02454-9046, and the telephone number for each of these companies is (781) 622-1000. The address of the principal executive offices of Thermedics is 470 Wildwood Street, P.O. Box 2999, Woburn, Massachusetts 01888-1799 and its telephone number is (781) 622-1000.

ITEM 3.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

     (d) Conflicts of Interest.

     In considering the position that the Board of Directors of the Company has taken with respect to the Offer and the proposed subsequent short-form merger of the Company with Detection Acquisition (the "Merger"), the stockholders of the Company other than Thermo Electron and its subsidiaries ("Public Stockholders") should be aware that the executive officers and directors of the Company have interests in connection with the Offer and the Merger that present them with actual or potential conflicts of interest, as summarized below.

     Officers and directors of the Company who own Shares will receive the Offer Price in the Offer or the Merger on the same terms as the Public Stockholders. As of January 28, 2000, the members of the Board of Directors and executive officers of the Company owned in the aggregate 18,103 Shares and will receive a payment for their Shares in the aggregate amount of $144,824, assuming that they tender all of their Shares in the Offer or their Shares are acquired in the Merger. To the knowledge of the Company, all directors and executive officers of the Company who own Shares intend to tender their Shares in the Offer. Following the
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Offer and the Merger, the current executive officers and directors of the
Company will continue as the initial executive officers and directors of the company formed by the Merger.

     In addition, as of January 28, 2000, such Board members and executive officers of the Company held options issued under the Company's stock option plans ("Options") to acquire an aggregate of 252,800 Shares, with exercise prices ranging from $7.56 to $11.99 per Share. Unvested Options held by such persons will be assumed by Thermo Electron in the Merger and converted into options to acquire shares of Thermo Electron common stock on the same terms as are applicable to all the other holders of Options. In the case of vested Options held by such persons, the holders will be given the opportunity to elect in the Merger either to convert the Options into options for Thermo Electron common stock or to receive cash for their Options at the Offer Price less the applicable exercise price.

     Certain members of the Board of Directors of the Company and certain executive officers of the Company are directors or officers of Thermedics and/or Thermo Electron. All of such directors and executive officers of the Company hold equity interests in Thermedics and Thermo Electron. Mr. Theo Melas-Kyriazi, the chief financial officer of the Company, is also the chief financial officer of Thermo Electron and Thermedics. Mr. John T. Keiser, a director of the Company, is chief operating officer, biomedical of Thermo Electron and is president and chief executive officer of Thermedics. Mr. Earl R. Lewis, a director of the Company, is chief operating officer, measurement and detection, of Thermo Electron. Mr. Paul F. Kelleher, the chief accounting officer of the Company, is also the chief accounting officer of Thermo Electron and Thermedics. Consequently, these directors and officers receive or have received compensation not only from the Company but also from Thermo Electron, Thermedics and/or their affiliates.

     Thermo Electron has entered into separate indemnification agreements with each of the Company's executive officers and directors providing for indemnification of and advancement of expenses to such persons directly by Thermo Electron in the event that such person, by reason of his or her status as a director or officer of the Company (or service as a director, officer or fiduciary of another enterprise at the request of Thermo Electron), is made or threatened to be made a party to any threatened, pending or completed action, suit or other proceeding, whether civil, criminal, administrative or investigative, if the indemnitee acted in good faith and in a manner the indemnitee reasonably believed to be in or not opposed to the best interests of Thermo Electron, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. In the case of any threatened, pending or completed action, suit or proceeding by or in the right of Thermo Electron, indemnification shall be made to the maximum extent permitted under Delaware law.

     On May 6, 1998, the Company entered into an Agreement and Plan of Reorganization with Thermedics, Orion Research Inc. ("Orion Research"), a wholly-owned subsidiary of Thermedics, and Orion Acquisition Inc., a wholly-owned subsidiary of the Company. The agreement provided for the acquisition by the Company of Orion Research in exchange for the issuance of 5,961,225 Shares to Thermedics. Based on the average of the closing prices of the Shares as reported on the American Stock Exchange for the five trading days ending on April 13, 1998 (the date preceding the Company's announcement of its intention to acquire Orion Research), the Shares issued to Thermedics had a value of $65,800,000 prior to such announcement.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

     (a) Recommendation.

     THE BOARD OF DIRECTORS OF THE COMPANY. The Board of Directors of the Company is not making a recommendation with respect to the Offer and the Merger, is expressing no opinion as to the fairness of the Offer and the Merger to the Public Stockholders and is remaining neutral with respect to the Offer. At a meeting on March 8, 2000, the Board of Directors of the Company determined that the Company would not make a recommendation as to whether the Public Stockholders should tender their Shares pursuant to the terms of the Offer, primarily because all of the current members of the Board of Directors of the Company are affiliated with the Company, Thermedics and/or Thermo Electron and therefore have actual or potential conflicts of interest. See Item 4(b)
"Reasons -- Reasons for the Position of the Board of Directors of the

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Company." The Board of Directors of the Company has not voted to approve or disapprove the Offer or to recommend that the Public Stockholders tender or refuse to tender their Shares in the Offer.

     THE SPECIAL COMMITTEE OF THE BOARD OF DIRECTORS. A special committee (the "Special Committee") of the Board of Directors of the Company was formed in 1999 in connection with the negotiation of a proposed long-form merger between the Company and Thermedics. The Special Committee was comprised of the two members of the Board of Directors of the Company who at the time were not affiliated with the Company, Thermo Electron or Thermedics. The proposed long-form merger would have required approval of the Board of Directors and stockholders of the Company.

     After negotiations among the Special Committee, Thermedics and Thermo Electron failed to result in an agreement with respect to a long-form merger, Thermo Electron and Thermedics decided to commence the Offer. Although the Special Committee was not authorized by the Company's Board of Directors to negotiate the terms of the Offer, the Special Committee, at its own initiative, reviewed the Offer and, at a meeting of the Board of Directors of the Company held on February 18, 2000, presented to the full Board of Directors of the Company the Special Committee's report as to the Special Committee's activities since it was formed. The members of the Special Committee resigned from the Board of Directors of the Company on February 29, 2000.

     Although the members of the Special Committee have resigned from the Board of Directors, the Board of Directors has included in this Schedule 14D-9 a discussion of the report of the Special Committee because the members of the Special Committee were not otherwise affiliated with the Company, Thermo Electron and/or Thermedics and reviewed the terms of the Offer. See Item 4(b) "Reasons -- Report and Recommendation of the Special Committee".

     AS DESCRIBED MORE FULLY BELOW, THE SPECIAL COMMITTEE RECOMMENDED THAT THE PUBLIC STOCKHOLDERS REJECT THE OFFER AND NOT TENDER THEIR SHARES PURSUANT TO THE OFFER. EXCEPT FOR THE SPECIAL COMMITTEE, NO PERSON OR ENTITY, INCLUDING THE COMPANY, OR ANY OTHER MEMBER OF THE BOARD OF DIRECTORS OF THE COMPANY, IS MAKING ANY RECOMMENDATION TO THE PUBLIC STOCKHOLDERS IN THIS SCHEDULE 14D-9 AS TO WHETHER THEY SHOULD TENDER OR REFRAIN FROM TENDERING SHARES IN THE OFFER. CONSEQUENTLY, EACH PUBLIC STOCKHOLDER MUST DECIDE WHETHER TO TENDER SHARES AND, IF SO, HOW MANY SHARES TO TENDER.

     (b) Reasons.

     REASONS FOR THE POSITION OF THE BOARD OF DIRECTORS OF THE COMPANY. In taking the position not to make a recommendation with regard to the Offer and the Merger, the Board of Directors of the Company considered the following:

     - Since February 29, 2000, when the members of the Special Committee resigned as Directors of the Company, there have been no directors of the Company who are not also officers of the Company, Thermo Electron and/or Thermedics.

     - All the continuing members of the Board of Directors have actual and potential conflicts of interest in connection with the Offer and the Merger.

     - The Board of Directors reviewed the report of the Special Committee and considered the fact that the Public Stockholders would have the benefit of that recommendation. The recommendation of the Special Committee is discussed in more detail below.

     - Each Public Stockholder can individually determine whether to tender Shares in the Offer.

     - Public Stockholders who believe that the terms of the Offer and the Merger are not fair can pursue appraisal rights in the Merger under Massachusetts law.

     BACKGROUND TO THE OFFER AND THE MERGER. The following discussion of the background of the Offer and the Merger has been prepared by the Board of Directors of the Company based upon information available to the Company. The former members of the Special Committee declined to prepare this

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Schedule 14D-9. This Schedule 14D-9 has not been reviewed by the members of the
Special Committee, their counsel or their financial advisors.

     Thermo Electron proposed on August 12, 1998 that Thermedics' majority ownership of the Company be transferred to Thermo Electron in exchange for a portion of the shares of Thermedics common stock held by Thermo Electron. Thermo Electron proposed to then transfer its equity interest in the Company to Thermo Instrument Systems Inc. ("Thermo Instrument"), another majority-owned subsidiary of Thermo Electron. Thermo Instrument would then take the Company private for either cash or shares of Thermo Instrument common stock.

     On December 10, 1998, Thermo Electron issued a press release announcing revisions to its August 12, 1998 proposal. This revised proposal contemplated that Thermo Electron would take the Company private as a wholly-owned subsidiary of Thermo Electron. To this end, Thermedics proposed to transfer its Shares to Thermo Electron as part of an exchange for Thermo Electron's wholly-owned biomedical group, with Thermo Electron offering the Public Stockholders cash in exchange for their Shares.

     In May 1999, the Board of Directors of the Company formed the Special Committee to negotiate the terms of the proposed going private transaction with Thermedics and Thermo Electron. The Special Committee initially consisted solely of Matthew Weisman. Subsequently, Matthew Haggerty was added to the Board of Directors of the Company and appointed to the Special Committee. Neither of these individuals was otherwise affiliated with Thermo Electron, Thermedics or any of their subsidiaries other than the Company. In June 1999, the Special Committee retained Swidler Berlin Shereff Friedman, LLP as its legal counsel.

     On July 21, 1999, Mr. Jonathan Wilk, Deputy General Counsel of Thermo Electron, provided a memorandum to the Special Committee which summarized the proposed structure of the acquisition of the outstanding Shares of the Company by Thermo Electron and Thermedics.

     In August 1999, the Special Committee engaged Banc of America Securities, LLC ("Banc of America") as its financial advisor in connection with the proposed transaction.

     On August 30, 1999, Mr. Theo Melas-Kyriazi, the Chief Financial Officer of Thermo Electron, Thermedics and the Company, provided the Special Committee with a written proposal by Thermo Electron (the "August 30 Offer") to acquire all of the outstanding Shares through a merger at a price of $9.50 per Share in cash. The August 30 Offer was subject to the approval by the Boards of Directors of Thermo Electron and Thermedics. Mr. Melas-Kyriazi indicated that the price of $9.50 per Share was based upon the following considerations:

     - The price of $9.50 represented a 25% premium over the price of the Shares on December 9, 1998, the day before Thermo Electron announced the proposed cash going private transaction regarding the Company.

     - The price was higher than the range of values per Share calculated by Thermo Electron using a discounted cash flow analysis. Thermo Electron calculated the cash flows that the Company was expected to generate during fiscal 1999 through 2003 based on the financial projections for fiscal 1999 and 2000 prepared by the Company as part of its normal operations and projections prepared by Thermo Electron, with the assistance of management of the Company, for fiscal 2001 through 2003. See "Special Factors -- Certain Projected Financial Data" in the Offer to Purchase. Thermo Electron also calculated a range of terminal asset values of the Company at the end of the five-year period ending in fiscal 2003 by applying a multiple of ten times earnings before interest and taxes ("EBIT"), a multiple of nine times earnings before interest, taxes, amortization and depreciation ("EBITDA") and a multiple of 15 times net earnings. The cash flows and ranges of terminal asset values were then discounted to present values using discount rates of 15% and 17.5%. The present value of cash flows and the range of terminal asset values were then adjusted for the Company's estimated 1999 fiscal year-end excess cash, option exercise proceeds and total debt. This discounted cash flow analysis prepared by Thermo Electron indicated a range of values of between $7.04 and $7.49 per Share based on an EBIT discounted cash flow analysis, $7.44 and $7.92 per Share based on an EBITDA discounted

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       cash flow analysis and $7.02 and $7.46 per Share based on a net earnings discounted cash flow analysis, resulting in an average discounted cash flow range of values of between $7.17 and $7.62 per Share.

     - The price was higher than $5.84, which was the median of the range of values per Share from $4.20 to $10.15 calculated by Thermo Electron using an analysis of multiples of EBIT, EBITDA, book value, net earnings and revenues of the following publicly-traded companies that Thermo Electron considered comparable to the Company: Mettler-Toledo International, Inc., Barringer Technologies, Inc., Invision Technologies, Inc., Vivid Technologies, Inc., American Science and Engineering Inc. and Fairey Group, plc.

     During September and October 1999, Banc of America conducted a financial due diligence review of the Company and the proposed transaction on behalf of the Special Committee.

     During a telephone conversation on September 30, 1999, Mr. R.C. Smith of Banc of America informed Mr. Melas-Kyriazi of Mr. Smith's opinion that a discounted cash flow and comparable companies value analyses of the Company were not appropriate due to disagreements between Thermo Electron and the Company's management regarding the role that the acquisition would play in the growth strategy of the Company. Mr. Smith informed Mr. Melas-Kyriazi that the Special Committee expected a greater premium over the pre-announcement market price of the Shares.

     On November 9, 1999, Mr. Melas-Kyriazi met with the Special Committee. The Special Committee informed Mr. Melas-Kyriazi that the August 30 Offer was not acceptable. The Special Committee reiterated the concerns and views previously expressed by Mr. Smith.

     On November 18, 1999, Mr. Melas-Kyriazi met with the Special Committee and representatives of Banc of America. The Special Committee again informed Mr. Melas-Kyriazi that the August 30 Offer was not acceptable and that Thermo Electron and Thermedics should pay a "customary" premium of at least 25% over the then current market price. The Special Committee requested that Thermo Electron and Thermedics increase their offer accordingly.

     During a telephone conversation in December 1999, Mr. Melas-Kyriazi reiterated the August 30 Offer to Mr. Haggerty, but Mr. Haggerty indicated that the August 30 Offer remained unacceptable.

     In December 1999, Thermo Electron retained J.P. Morgan Securities Inc. ("J.P. Morgan") and The Beacon Group Capital Services, LLC ("The Beacon Group") as its financial advisors for the purpose of advising Thermo Electron in connection with its strategic alternatives, including advising Thermo Electron in connection with the acquisition of the minority public interest in the Company.

     On January 12, 2000, Mr. Melas-Kyriazi stated to Mr. Haggerty that the parties needed to agree on a method of proceeding to a resolution of the terms of the transaction.

     On a number of occassions on or about January 14, 2000, J.P. Morgan and The Beacon Group discussed with the management of Thermo Electron the preliminary results of their analysis of the ranges of potential values of the Shares that resulted from the application of several accepted valuation methodologies. J.P. Morgan and The Beacon Group subsequently presented the results of their analysis to the Thermo Electron Board of Directors on January 18, 2000 and January 28, 2000 and to the Thermedics Board of Directors on January 25, 2000 and January 29, 2000. J.P. Morgan's and The Beacon Group's analysis indicated an estimated range of equity values for the Shares of approximately $6.75 to $8.00 per Share based on an analysis of the trading value of comparable companies, between $7.00 and $8.50 per Share based on an analysis of comparable buy-out transactions and between $7.00 and $8.25 per Share based on an analysis of discounted cash flows.

     On January 21, 2000, Mr. Melas-Kyriazi submitted a revised offer of $8.00 per Share orally to counsel for the Special Committee, subject to approval of the Boards of Directors of Thermo Electron and Thermedics. On the same day, Mr. Wilk sent a letter to counsel for the Special Committee that confirmed the terms of the oral offer made by Mr. Melas-Kyriazi, revising Thermedics' and Thermo Electron's existing offer to $8.00 per Share and indicating Thermedics' and Thermo Electron's willingness to condition a merger upon the approval of a majority of the Shares held by the Public Stockholders (the "January 21 Offer"). Mr. Wilk's letter stated that the Offer would expire at noon on January 25, 2000.

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     On January 24, 2000, counsel for the Special Committee telephoned Mr. Wilk and informed him that the Special Committee would not be in a position to respond to the January 21 Offer by January 25, 2000.

     On January 26, 2000, Mr. Weisman sent a letter to Dr. Richard F. Syron, the Chairman and Chief Executive Officer of Thermo Electron, stating that the "Special Committee [was] unprepared to recommend this down offer to minority shareholders." The Special Committee expressed frustration with the pace of the negotiations and asserted that Thermo Electron had been unresponsive to the Special Committee's concerns. The Special Committee also asserted that representatives of Thermo Electron had failed to consider certain qualitative factors in valuing the Shares held by the Public Stockholders. The Special Committee requested a meeting with Dr. Syron to discuss such qualitative factors.

     Because the Special Committee did not respond to the January 21 Offer, Thermedics determined not to proceed with negotiation of a long-form merger with the Special Committee but instead elected to initiate the Offer and the Merger.

     On January 29, 2000, the Company's Board of Directors held a meeting by telephone conference call at which representatives of Thermedics and Thermo Electron described their intention to initiate the Offer and the Merger.

     On January 31, 2000, Thermedics and Thermo Electron issued a press release announcing the Offer and the Merger.

     REPORT AND RECOMMENDATION OF THE SPECIAL COMMITTEE. On January 29, 2000, the Special Committee sent a report to the Board of Directors of the Company. The report reviewed the history of the formation of the Special Committee, its meetings with legal and financial advisors, the August 30 Offer and the January 21 Offer. The report further provided in part:

             "In November 1999 the Special Committee met alone with Theo Melas-Kyriazi, Chief Financial Officer of Thermo Electron, to discuss the Thermo Electron offer, and then again with Mr. Melas-Kyriazi, this time with its financial advisor. The Special Committee informed Mr. Melas-Kyriazi that, based upon the financial analysis performed by its financial advisor, the $9.50 offer price was inadequate and requested that Thermo Electron increase its offer. The Special Committee believed then and now that Thermo Electron considered only certain quantitative factors in its analysis of the proposed offer price for the minority stockholders and did not consider qualitative factors.

             Thermo Electron did not respond to the Special Committee's request until last Friday, January 21, 2000, approximately two months after the meeting with Mr. Melas-Kyriazi, and then with a decreased offer of $8.00 per share. The lower offer was accompanied by a deadline to respond to that offer by midday Tuesday, January 25, 2000. In a letter sent by Matthew Weisman on behalf of the Special Committee on January 26, 2000 to Richard Syron, Chairman and Chief Executive of Thermo Electron, Mr. Weisman indicated that the Special Committee was unprepared to recommend this decreased offer to the minority stockholders and also requested a meeting with Mr. Syron to discuss the qualitative factors that it believes have not been properly considered in the valuation of [Thermedics Detection] by Thermo Electron."

     On February 16, 2000, the Special Committee distributed a memorandum to the Board of Directors of the Company designated as the final report of the Special Committee. The memorandum provided in part:

        "As we stated in the January 29th Report, it is our continuing position that we are unprepared to recommend to the minority stockholders the $8.00 offer price. We believe that there are several factors that were not considered by Thermo Electron/Thermedics in their valuation analysis of the minority stockholders' interests. As we indicated in the January 29th Report, despite repeated attempts on the part of the Special Committee after our November 1999 meetings with Theo Melas-Kyriazi, Chief Financial Officer of Thermo Electron, Thermo Electron was unwilling to engage in any negotiation with respect to its original offer and, on January 21, 2000, reduced its offer to $8.00. Further, on January 26, 2000 we sent a letter to Richard Syron, Chairman and Chief Executive

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        Officer of Thermo Electron, expressing our frustration with Thermo
        Electron's responsiveness and requesting a meeting with him to discuss the situation.

        We believe that the factors set forth below have undermined the market value of [Thermedics Detection] common stock and thereby prevented the minority stockholders from obtaining an adequate value for their shares. We believe that these factors have not been properly considered by Thermo Electron/Thermedics.

        1. From the time of raising approximately $20 million in its initial public offering on a business plan premised, in part, on acquisition growth, none of the funds raised in that offering have been employed for that purpose.

        2. The management of Thermo Electron blocked moving forward on acquisition opportunities available to [Thermedics Detection], despite the recommendations of [Thermedics Detection] management and without advising the independent directors of [Thermedics Detection]
            to participate in a Board review....

        3. Without advising the independent directors of [Thermedics Detection], management of Thermo Electron limited capital expenditures recommended by management of [Thermedics Detection], which research and development likely would have enhanced the value of [Thermedics Detection].

        4. With the uncertainty surrounding the proposed buy-out and the resulting loss of focus of management, the performance of [Thermedics Detection] has deteriorated and contributed to a dramatic drop in the price of [Thermedics Detection's] stock.

        5. The inordinate length of time since the announcement of the buyout of [Thermedics Detection] by Thermo Electron (August 1998) has added uncertainty to [Thermedics Detection's] situation and provided an extended period during which [Thermedics Detection's] share price could, and did, decline.

           a) The inordinate length of time it took Thermo Electron to appoint a special committee (the functioning special committee, as it is constituted today, was not appointed until mid-July 1999).

           b) The lack of responsiveness by Thermo Electron to the request for information as part of the due diligence process undertaken by the advisers to the Special Committee.

           c) The lack of responsiveness to the Special Committee's November 1999 request for a revised and an increased offer for the minority stockholders' shares.

        Thermo Electron created a process by appointing the Special Committee and allowing the Special Committee to select financial and legal advisers that was designed to promote fairness in the buyout of the interests of the minority stockholders. Now, Thermo Electron/Thermedics has chosen to avoid the Special Committee process and go directly to the minority stockholders of [Thermedics Detection] to capture 1.1% of [Thermedics Detection] shares, in order to effect a short-form merger. Moreover, we have been advised that Thermo Electron/Thermedics intends to proceed with the tender offer regardless of whether or not the Special Committee recommends the $8.00 offer price.

        Based on the foregoing, it is the recommendation of the Special Committee that the Board of Directors of [Thermedics Detection] advise the minority stockholders of [Thermedics Detection] to reject the Thermedics tender offer."

     At a meeting of the Company's Board of Directors held on February 18, 2000, the Special Committee presented its report to the members of the Company's Board of Directors.

     On February 29, 2000, the members of the Special Committee resigned as directors of the Company.

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     At a meeting on March 8, 2000, the Company's Board of Directors determined that the Company would not make a recommendation as to whether the Public Stockholders should tender their Shares pursuant to the terms of the Offer.

     (c) Intent to Tender.

     To the knowledge of the Company, the directors and executive officers of the Company intend to tender their Shares in the Offer.

ITEM 5.  PERSON/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

     (a) Solicitations or Recommendations.

     None.

ITEM 6.  INTERESTS IN SECURITIES OF THE SUBJECT COMPANY.

     (b) Securities Transactions.

     To the best of the Company's knowledge, no transactions in the Shares have been effected during the past 60 days by the Company or any executive officer, director, affiliate or subsidiary of the Company.

ITEM 7.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

     (d) Subject Company Negotiations.

     The Company has not, and does not propose to, undertake or engage in any negotiation in response to the Offer that relates to:

     - A tender offer or other acquisition of the Company's securities by the Company, any of its subsidiaries or any other person;

     - Any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

     - Any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; or

     - Any material change in the present dividend rate or policy or indebtedness or capitalization of the Company.

ITEM 8.  ADDITIONAL INFORMATION.

     (b) None.

ITEM 9.  EXHIBITS.

     (a) Letter of President of the Company.

     (e) Agreement and Plan of Reorganization dated as of May 6, 1998, among the Company, Orion Acquisition Inc., Thermedics Inc. and Orion Research Inc. (incorporated by reference herein from Exhibit 2.3 to the Company's Quarterly Report on Form 10-Q for the quarter ended April 4, 1998 [File No. 1-12745]).

     (g) None.

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

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                         THERMEDICS DETECTION INC.

                                         /s/ JAMES BARBOOKLES
                                         ---------------------------------------
                                         (Signature of Authorized
                                         Representative)

                                         JAMES BARBOOKLES,
                                         President and Chief Executive Officer
                                         ---------------------------------------
                                         (Name and Title of Authorized
                                         Representative)

                                         March 10, 2000
                                         ---------------------------------------
                                                         (Date)

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